
October 6, 2010

Pedro Wongtschowski, Chief Executive Officer
Ultrapar Participacoes S.A.
Av. Brigadeiro Luis Antônio, 1343
9º Andar
São Paulo, SP, Brazil 01317-910

> **Re:** **Ultrapar Holdings Inc.**
> **Form 20-F for Fiscal Year Ended December 31, 2009**
> **Filed June 30, 2010**
> **File No. 001-14950**

Dear Mr. Wongtschowski:

We have completed our review of your filings and do not have any further comments at this time.

Sincerely,

H. Christopher Owings
Assistant Director